                                                                    Exhibit 99.9
SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
- - - - - - - - - - - - - - - - - - - - - - - - x

THE SHERWIN-WILLIAMS COMPANY,                 :

                            Plaintiff,        :        Index No.
                                                       ____________/95
         - against -                          :
                                                       COMPLAINT
GROW GROUP, INC., RUSSELL BANKS,              :        ---------
HAROLD G. BITTLE, ARTHUR W. BROSLAT,
PHILIPPE ERARD, LLOYD FRANK,                  :
JOHN F. GLEASON, PETER L. KEANE,
ANGUS N. MACDONALD, ROBERT J. MILANO,         :
TULLY PLESSER, WILLIAM TURNER,
JOSEPH M. QUINN, IMPERIAL CHEMICAL            :
INDUSTRIES PLC, and GDEN CORPORATION,
                                              :
                            Defendants.
                                              :
- - - - - - - - - - - - - - - - - - - - - - - -
                                              x


     Plaintiff THE SHERWIN-WILLIAMS COMPANY ("SherwinWilliams"), by its counsel, alleges, upon knowledge as to itself and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION
                              --------------------

     1. This case arises out of two competing all cash tender offers for Grow Group, Inc. ("Grow"), a New York corporation. Sherwin-Williams has offered to acquire all of the outstanding common stock of Grow for $19.50 per share. SherwinWilliams' offer is scheduled to expire on June 5, 1995 and is not contingent on financing. Defendant Imperial Chemical Industries, Inc. ("ICI"), through a subsidiary, has offered to acquire all of the outstanding common stock of Grow for an average price of approximately $17.95 per share in cash. (As explained below,

Grow's Board of Directors approved a two-tier transaction, in which one stockholder would receive $17.50 per share, and the remaining stockholders $18.10.) The ICI offer is scheduled to expire on June 1, 1995. Grow and its directors have agreed to accept and recommend to Grow's shareholders the ICI offer, and have refused even to negotiate with Sherwin-Williams. Sherwin-Williams therefore has no recourse but to seek the assistance of this Court to compel Grow and its directors to carry out their fiduciary duties and negotiate with Sherwin-Williams, the higher bidder. If Sherwin-Williams' efforts to acquire Grow are impeded by the breaches of duty described herein, Sherwin-Williams will lose the opportunity to have its offer considered on its own merits -- that is, considered without impermissible impediments imposed by Grow. It will lose forever the opportunity to have its proposal fairly considered by the Grow directors and will lose the irreplaceable opportunity to create a new combined Sherwin-Williams/Grow entity with unique business strengths. In addition, Sherwin-Williams, like all Grow shareholders, will be denied the opportunity to receive a substantially higher value for its Grow stock.

     2. In recommending the ICI offer, Growls board has agreed and recommended that Growls separate existence be dissolved, and its stockholders give up the entirety of their equity stakes in Grow for cash. Even though Grow is for sale, however, it is not for sale to the highest bidder, or for the highest price. From the outset, the Grow board has firmly resolved to deal with only one bidder, ICI, to the exclusion of the other bidder; Sherwin-Williams has been prevented from having any opportunity to bid for Grow. On the other hand, ICI has been allowed access to confidential information about Grow and has been allowed to negotiate a definitive agreement to buy Grow. Grow has agreed to pay ICI an enormous "termination" fee of $8 million if ICI's bid fails.

     3. Further, Grow's board has resolved to permit a highly favorable option agreement between ICI and Grow's largest stockholder, Corimon Corporation (the "Option Agreement") . Pursuant to the Option Agreement, ICI has the irrevocable option to acquire Corimon Corporation's 25% interest in Grow for $17.50 per share, $.60 per share less than ICI's tender offer price of $18.10 per share, thereby locking up a substantial amount of Grow's stock to the detriment of any competing bidder. These actions were designed not to obtain the highest price for Grow's stockholders, but to deter a competing, potentially higher bid. Sherwin-Williams repeatedly has indicated its interest in acquiring Grow, yet Sherwin-Williams has not even been allowed to talk to Grow.

     4. This action seeks declaratory and injunctive relief against the implementation of (a) an Agreement and Plan of Merger dated as of April 30, 1995 (the "Merger Agreement") among Grow, ICI, GDEN Corporation, a New York corporation and an indirect wholly owned special purpose subsidiary of ICI and
(b) the Option Agreement between ICI and Corimon Corporation, which was approved by the Grow Board of Directors, and (c) other impediments defendants have imposed to block Sherwin-Williams' bid. As set forth below, the Merger Agreement and Option Agreement are designed to favor ICI's clearly inferior bid and to deter a higher, all-cash bid. The Merger Agreement and Option Agreement are the product of a process that is impermissible under New York law -- because the process is not designed to achieve the best available transaction for Grow's stockholders, but rather to deliver Grow into the hands of ICI cheaply, and entrench Grow's current management.

     4a. The Merger Agreement provides that Grow and its Board of Directors will take a series of actions to eliminate various legal impediments ("Shark Repellents") to ICI's Tender Offer and Merger, including modifying Grow's "Poison Pills" rights plan; giving the Board approvals required under Grow's charter and the New York Anti-Takeover Statute; and appointing ICI's representative to Grow's Board when ICI completes its tender offer. The Merger Agreement further provides, subject to certain limited fiduciary outs, that the same accommodations will not be extended to any other bidder, presumably
                         ---
including Sherwin-Williams. This grossly disparate treatment of two competing bidders is impermissible under New York law.

     5. While Sherwin-Williams repeatedly has sought to meet with Grow to discuss acquiring all of the common stock of Grow in an all-cash transaction, Grow consistently has refused to do so, even though such discussions were necessary for the Board of Directors of Grow to comply with its fiduciary duties. In spite of these fiduciary duties, Grow never once agreed to begin, or even to schedule, discussions with Sherwin-Williams. Grow declined to enter into a confidentiality agreement with Sherwin-Williams providing for the sharing of confidential business information necessary for Sherwin-Williams to make its best and highest offer for Grow, even though Sherwin-Williams sent Grow such an agreement executed by Sherwin-Williams. Instead, two weeks before announcing its merger with ICI, Grow told Sherwin-Williams that SherwinWilliams was to be excluded from the bidding process. Grow subsequently refused to talk with Sherwin-Williams even after Grow announced
                                                        -----
that it was in negotiations to be acquired at $18.10 per share in cash, and Sherwin-Williams then offered to negotiate with Grow for an all-cash offer.

     6. Grow and ICI have conspired to have Grow's directors not merely ignore, but actually to breach, the duties owed by directors who sell a New York corporation. Grow's board had a duty:

     (a) not to act unreasonably in response to a bidder seeking to explore a higher, all-cash offer to acquire the company;

     (b) a duty to inform itself fully before agreeing to the Merger Agreement or the Option Agreement;

     (c) a duty not to deter or obstruct (and indeed, a duty to encourage) other, higher bids for Grow when the sale of the company is occurring;

     (d) a duty to determine upon a reasonable and fully informed basis that the ICI transaction was, in fact, the best available to Grow stockholders; and

     (e) a duty to make full and fair disclosure to its stockholders about all of these matters. Each of these duties has been breached by the Board of Directors of Grow. For these reasons and others set out below, the Merger Agreement and the Option Agreement are unreasonable, unlawful, and unenforceable, and should be enjoined, and Grow and its Board of Directors should be directed to dismantle or otherwise neutralize the Shark Repellents in the same way they have agreed to do for ICI, so that Sherwin-Williams successfully may present its superior offer to Grow's stockholders.

                                  THE PARTIES
                                  -----------

     7. Plaintiff Sherwin-Williams is an Ohio corporation with its principal place of business in Cleveland, Ohio. SherwinWilliams is engaged in the manufacture, distribution and sale of paint, coatings, and related products to professional, industrial, commercial and retail customers throughout North America. SherwinWilliams is the beneficial owner of 700,000 shares of Grow.

     8. Defendant Grow is a New York corporation with its principal executive offices in New York, New York. Grow produces coatings, paints and household products. There are approximately 16.1 million Grow shares outstanding. Grow's stock is registered with the Securities and Exchange Commission and is traded on the New York Stock Exchange. Grow has significant business operations located in New York and at least 10% of Grow's voting stock is owned beneficially by residents of New York.

     9. Defendant Russell Banks is President and Chief Executive Officer and a director of Grow.

     10. Defendant Joseph M. Quinn is Executive Vice President and Chief Operating Officer and a director of Grow.

     11. Defendant John F. Gleason is Executive Vice President and a director of Grow.

     12.  Defendant Lloyd Frank is Secretary and a director of Grow.

     13.  Defendants Harold G. Bittle, Arthur W. Broslat, Philippe Erard, Peter
L. Keane, Angus N. MacDonald, Robert J. Milano, Tully Plesser, and William H. Turner are directors of Grow (together with Banks, Quinn, Gleason and Frank, the "Grow directors").

     14. Defendant ICI is a corporation organized under the laws of England with its principal place of business in London, England. ICI and its subsidiaries form one of the major chemical companies in the world.

     15. Defendant GDEN Corporation is a New York corporation and an indirect, wholly owned special purpose subsidiary of ICI formed for the purpose of facilitating ICI's acquisition of Grow.

                                    CORIMON
                                    -------

     16. Corimon S.A.C.A. is an industrial company organized under the laws of Venezuela, with its principal place of business in Caracas, Venezuela. Corimon Corporation is a Delaware corporation and a subsidiary of Corimon S.A.C.A. (Corimon S.A.C.A. and Corimon Corporation are collectively referred to herein as "Corimon"). Corimon owns 4,025,841 shares, which constitutes approximately 25%, of Grow's common stock (the "Corimon Shares").

     17. When Corimon acquired its stock in Grow it was required by Grow to enter into a Standstill Agreement dated July

21, 1992 (the "Standstill Agreement"). Pursuant to the Standstill Agreement, three designees of Corimon have been elected to the Board of Directors of Grow. Those designees are defendant Phillipe Erard, Chairman, President and Chief Executive Officer of Corimon C.A. S.A.C.A., defendant Arthur Broslat, Executive Vice President and Chief Financial Officer of Corimon C.A. S.A.C.A., and defendant Harold Bittle, who serves as a consultant to Corimon C.A. S.A.C.A.

     18. The Standstill Agreement, as amended, will remain in effect until, in general, October 1996. Under the Standstill Agreement, Corimon is prohibited from acquiring more than 28% of the voting common stock of Grow, and (subject to very narrow exceptions) Corimon may not sell its block of Grow stock to a third party without the approval of Grow's Board of Directors who are not designees of Corimon. The Standstill Agreement contains numerous other provisions designed to entrench Grow's management including, for example, prohibitions against Corimon voting its shares for any nominee to Grow's board not approved by Grow's incumbent directors, and against Corimon even discussing with third parties any change of control transaction involving Grow.

                            BACKGROUND OF THE ACTION
                            ------------------------

The Active Buyout Interest in Grow
- ----------------------------------

     19. In January 1995, Grow announced that it had retained Wertheim Schroder & Co. ("Wertheim") , an investment bank, to assist Grow in reviewing its strategic alternatives, signaling that the company would be for sale.

     20. On February 3, 1995, Sherwin-Williams placed a telephone call to Grow after Grow issued the press release concerning its retention of Wertheim. The following week, SherwinWilliams telephoned Mr. Banks to express Sherwin-Williams' interest in acquiring Grow if Grow determined that a sale was strategically attractive. Mr. Banks replied that any decisions about Grow's future would be made by the Board of Directors of Grow, thereby implying that Mr. Banks was effectively not involved in that process. Mr. Banks stated that he would ask a Wertheim representative, Ian Kaufthal, to call Sherwin-Williams, but Sherwin-William received no call from Mr. Kaufthal or any other Grow representative.

     21. In mid-March 1995, Sherwin-Williams telephoned defendant Russel Banks and informed him that no one from Wertheim had contacted Sherwin-Williams as had
been promised.    Mr. Banks explained that no one had called because Mr. Banks understood that Sherwin-Williams only wanted to acquire Grow's coatings business. Sherwin-Williams corrected Mr. Banks' misperception by stating that Sherwin-Williams was interested in acquiring Grow as a whole. Mr. Banks suggested that Sherwin-Williams contact Wertheim.

     22. Sherwin-Williams called Wertheim and stated that Sherwin-Williams would like to discuss acquiring Grow. SherwinWilliams thereafter received a confidentiality agreement and telephoned Grow to discuss it. A tentative agreement was reached subject to further review by Grow.

     23. By late March 1995, Grow's availability for sale, and Sherwin-Williams, interest, in particular, were common knowledge. On March 29, 1995, for example, financial analyst Dan Dorfman reported on the CNBC television news segment "The Dorfman Report" that "at least three companies" -- ICI, Sherwin-Williams, and Pratt & Lambert United Inc. -- were discussing the prospects of buying Grow. Mr. Dorfman also reported that "[t]alk is [Grow] could go for $19 to $21 a share, or about $320 million," and that Wertheim had indicated to one money manager that "there's active buyout interest".

     24. Grow never called or sent a revised confidentiality agreement to Sherwin-Williams and never returned Sherwin-Williams' telephone calls. Finally, an attorney with Skadden, Arps, Slate, Meagher & Flom, counsel to Grow, telephoned Sherwin-Williams to discuss the confidentiality agreement. Sherwin-Williams then received a revised confidentiality agreement on March 31, 1995. Sherwin-Williams executed the agreement and returned copies to Grow for delivery on April 3, 1995.

     25. Sherwin-Williams never received a signed confidentiality agreement from Grow. Grow refused to discuss the agreement with Sherwin-Williams and suggested that Sherwin-Williams speak with Wertheim. All of Sherwin-Williams' phone calls to Wertheim went unanswered.

     26. On April 17, 1995, Sherwin-Williams telephoned Mr. Bank who informed Sherwin-Williams that Sherwin-Williams would be excluded from the bidding process for Grow. In response, Sherwin-

Williams revoked its offer to enter into a confidentiality agreement with Grow. Following Grow's April 17 rejection of Sherwin-Williams' Sherwin-Williams' financial advisor, Lazard, continued to be in contact with Grow through Wertheim and expressed Sherwin-Williams, continued interest in pursuing a transaction with Grow.

     27. On April 28, 1995, Grow publically announced that it was in talks with an unidentified party who would buy 100% of Grow's stock for $18.10 per share in cash. According to Grow, the buyer had "substantially completed" its due diligence review.

     28. Later that same day, April 28, Sherwin-Williams sent Russell Banks, President and Chief Executive Officer of Grow, a letter by facsimile, overnight and hand delivery. The letter stated, among other things, that Sherwin-Williams was "troubled to learn" that Grow was in the process of negotiating a sale of Grow to another party. Sherwin-Williams expressed "concern" that despite Sherwin-Williams' "repeated indications of serious interest" in a transaction with Grow, Grow had decided to negotiate a definitive agreement with another bidder "without giving [Sherwin-Williams] access to the information that would allow [Sherwin-Williams] to present [its] best possible proposal." After recounting the recent efforts by Sherwin-Williams to pursue a transaction with Grow, the letter stated:

               Given [Sherwin-Williams'] financial
          strength, financing will not represent an
          impediment to the consummation of a transaction
          on an all-cash basis. . . .

               We urge you not to enter into or to agree
          to any merger or other significant transaction
          or agreement, or to take any additional defensive measures (including "no shop", break-up fee or similar arrangements) or other actions, that would adversely affect the ability of your stockholders to receive the maximum value for their
                         -------
          shares.

(Emphasis added). The letter concluded by repeating Sherwin-Williams' desire to obtain immediate access to the information which Grow had refused to provide to Sherwin-Williams, and stated that Sherwin-Williams was "prepared to enter into immediate discussions with you and your directors, management and advisors about a transaction with Sherwin-Williams." The letter included the names and the business and home telephone numbers where Sherwin-Williams senior executives could be reached over the weekend. Copies of the letter were sent to Lloyd Frank, Grow's General Counsel, to Wertheim, to Grow's outside legal counsel, and to each member of Grow's Board of Directors.

          29. Neither Grow, its Board of Directors nor any of its advisors ever responded in any manner to Sherwin-Williams' April 28 letter.

                            THE PROPOSED ICI MERGER
                            -----------------------

          30. On Monday, May 1, 1995, Grow and ICI announced that they and GDEN had entered into the Merger Agreement pursuant to which ICI would offer to purchase all of the outstanding shares of Grow for $18.10 per share, and that ICI and Corimon had entered into the Option Agreement, with the consent of Grow, pursuant to which ICI was granted an irrevocable option to purchase Corimon's 25% interest in Grow for $17.50 per share.

          31. The Merger Agreement and the option Agreement contain provisions plainly designed to "lock up" the transaction for ICI.

          32. Under the Merger Agreement, Grow is to be merged into ICI's subsidiary, GDEN. Grow and ICI agreed that as soon as practicable ICI would commence a tender offer pursuant to which ICI will offer to pay Grow stockholders $18.10 in cash for each of their shares of common stock. The Merger Agreement provides that Grow and its Board of Directors will take a series of actions to neutralize the various "shark repellant" provisions applicable to Grow through its charter, its by-laws and by Statute:

          (a) it obligates Grow to amend its "poison pill", which would otherwise trigger the stock deletion provisions of the Rights Plan, to allow the merger to proceed;

          (b) it requires Grow to use its best efforts to secure stockholder approval for the Merger Agreement;

          (c) it purports to reflect the Board of Director approvals required under the New York Anti-Takeover Statute (Section 912 of the New York Business Corporation Law) and under Section 11 of Grow's Certificate of Incorporation; and,

          (d) it provides that upon completion of ICI's tender offer ICI's representatives will become a majority of the Board of Directors of Grow. (Absent this last provision, Grow's staggered board and other charter and by-law provisions could prevent ICI from gaining control of the Board, and thereby could prevent ICI from completing its crucial second-stage, "cash-out" merger.)

          33. The Merger Agreement contains a "no-shop" provision, Section 6.04, which prohibits Grow and the director defendants from (i) taking any action to solicit, initiate or encourage a competing bid for Grow, or (ii) subject to the Grow Board of Directors' fiduciary duties as advised by counsel, engaging in any negotiations with a competing bidder or providing any prospective bidder with any non-public information about Grow or with access to Grow's books, records or properties.

          34. Section 11.04 of the Merger Agreement provides that Grow sill pay ICI an $8 million fee (the "Break-Up Fee") if Grow is acquired by a competing bidder. This $8 million Break-Up Fee is payable if (i) Grow agrees to be acquired by an entity other than ICI, (ii) the Grow board withdraws or materially modifies its recommendation of the ICI Offer or the Merger Agreement to stockholders, or (iii) any person or group (other than Corimon) acquires more than 25% of Grow' s common stock. Astonishingly, the Break-Up Fee purportedly is payable whatever ICI's conduct might be -- including if it defaults in its obligations under the Merger Agreement or simply walks away from the transaction, so long as one of the three triggering events described above occurs. If ICI's bid fails for any reason, and Grow is ever acquired by any other entity at any time, ICI is purportedly entitled, under the express terms of the Merger Agreement, to receive the $8 million Break-Up Fee. Clearly, no careful, prudent Board of Directors possibly could approve such a provision. Compounding the misconduct here, ICI's and Grow's documents delivered to Grow's stockholders fraudulently misrepresent the scope and substance of the Break-Up Fee.

          35.  The  Option  Agreement  provides  that   Corimon irrevocably
grants to ICI an option (the "Option") to purchase the 4,025,841 Corimon Shares, which constitute approximately 25%. of Grow's outstanding common stock, for $17.50 per share (the "Option Price"). ICI may exercise the Option provided (i) ICI accepts for payment all shares of Grow that have been validly tendered and not withdrawn pursuant to ICI's tender offer, and (ii) the number of shares accepted for payment by ICI, together with the Corimon Shares, constitutes over 50% of the outstanding shares of Grow.

          35a. This arrangement between Corimon and ICI, as approved by Grow, effectively precludes any competing offer against ICI's bid. As the beneficial owner of the 25%; of Grow common stock formerly owned by Corimon, ICI may vote these shares in addition to the 4% owned by Grow's management and 3 1/2% owned by Grow's Employee Stock Ownership and Savings Plan and thereby block any competing bid. Because a competing bid would need 66 2/3 of the shares to be successful, the Option Agreement renders any competing offer, no matter how high, futile.

          36. Further, under the option Agreement, ICI may compel Corimon to tender the Corimon Shares into ICI's tender offer (in which event, Corimon must kick back $.60 per share to ICI to preserve ICI's discriminatory discount) and ICI may prohibit Corimon from subsequently withdrawing such tendered shares until the Option expires, thereby effectively preventing a competing bidder from acquiring Corimon's Grow Shares. The defendants structured and imposed these provisions on Corimon even though there are very serious doubts as to their legality under the Williams Act provisions of the federal securities laws. The Williams Act rules require among other things that tendered shares may be withdrawn at any time through completion of a tender offer, and that all tendering stockholders must receive the same price.

          37. As required by the Standstill Agreement between Grow and Corimon, Grow's directors who are not designees of Corimon have adopted a resolution permitting Corimon to enter into and perform its obligations under the Option Agreement. The $.60 per share and other concessions extracted from Corimon by Grow's insiders for this required consent apparently troubled even them, because they required Corimon in Section 2.4 of the Option Agreement to waive all fiduciary duty claims against Grow's directors.

          38. ICI and Corimon agreed or reached an arrangement or understanding, at least orally, to enter into the Option Agreement before Grow
                                                                   ------
Board of Directors approved the Merger Agreement or the Option Agreement. Thus, at the time Grow's Board of Directors approved the ICI Merger and the Option Agreement, ICI was already the "beneficial owner" of more than 20% of Grow's stock (within the meaning of the New York Anti-Takeover Statute and of Section 11 of Grow's Certificate of Incorporation).

          39. The Break-Up Fee, the Option Agreement and the provisions of the Merger Agreement which neutralize the Shark Repellents for the ICI merger (collectively, the "Lockups") are designed to block competing bids for Grow by dramatically tilting the playing field in ICI's favor. Regardless of how they are exercised, the Lockups would:
(a) impose a massive economic burden upon any competing offer, by having Grow give away $8 million; and (b) force a competing bidder to pay at least an additional $2.4 million more than ICI to acquire Corimon's 25% interest in Grow if the competing bidder can acquire Corimon's shares at all. If Grow is acquired by anyone other than ICI, the costs imposed by these Lockups will be borne by that acquiror.

          40. Grow's motive in agreeing to the Lockups is to entrench and enrich Grow's management, including defendants Banks, Quinn and Gleason, in their current positions as executives of Grow. Banks, Quinn and Gleason have apparently concluded that ICI is the company most likely to permit their continuance in office.

          41. In connection with Grow's management's efforts to entrench themselves through the ICI merger, the Board of Directors of Grow failed adequately to inform themselves of the relevant facts and circumstances. As a result, Banks, Quinn and Gleason were able to secure the approval of Grow's directors for the Lockups in breach of the directors' fiduciary duties.

          42. The Lockups are unlawful because they were entered into in breach of the fiduciary duties owed by Grow's directors to Grow's stockholders. The Lockups cannot be justified as needed to induce a bidder to make an offer for Grow; cannot be justified as needed to secure an enhanced price in an ongoing bidding contest;

and cannot be said to impose only a scant burden on other bidders when in fact the burden is substantial.

          43. Grow entered into the Lockups (a) despite knowing-that potential acquirors other than ICI (including Sherwin-Williams) were interested in making offers to acquire Grow; (b) after refusing to obtain indications whether such alternative buyers would offer terms more attractive to Grow stockholders than those offered by ICI; (c) without being under any necessity to agree to the Lockups to induce ICI to agree to acquire Grow; and (d) despite knowing that ICI's proposed all-cash transaction would end the Grow stockholders' ability to receive a premium for relinquishing control of their company to ICI. No reasonable basis existed for a Grow director to conclude that the Lockups would achieve for Grow's stockholders the highest price for their Grow shares.

          44. To the contrary, the very structure of the Lockups makes clear that they encourage just the opposite. The Lockups not only punish higher competing bids; they actually reward ICI for having made a lowball bid and deter it from making a superior one.

          45. In the SEC Schedule 14D-1, ICI states that "THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER DESCRIBED HEREIN ARE FAIR TO, AND IN THE BEST INTEREST OF, THE COMPANY'S
SHAREHOLDERS".   This statement implicitly represented that the Board of
Directors of Grow had an informed basis upon which to reach this conclusion. The Grow Board of Directors plainly did not have such an informed basis having never engaged in discussions with Sherwin-Williams and having never made any investigation as to whether Sherwin-Williams could or would in fact offer a better alternative to ICI's bid.

                       THE SHERWIN-WILLIAMS TENDER OFFER
                       ---------------------------------

          46. After Grow refused to open discussions with SherwinWilliams, Sherwin-Williams, on May 8, 1995, commenced a tender offer for all of Grow's stock. Sherwin-Williams announced that it would offer $19.50 per share for each share of Grow's outstanding common stock, and its intention to subsequently merge Grow into a subsidiary of Sherwin-Williams. The Sherwin-Williams offer is far more attractive than the ICI proposal. Sherwin-Williams is offering to pay $314 million for Grow -- at least $25 million more than ICI and $1.40 more per share of Grow stock than the $18.10 price payable by ICI to the Grow shareholders other than Corimon.

          47. The Sherwin-Williams tender offer is conditioned upon, among other things, (a) obtaining at least 66 2/3% of the common stock of Grow; (b) invalidation of the $8 million Break-Up Fee; (c) approval by the Board of Directors of Grow of a memorandum of understanding with respect to the merger, pursuant to Section 11 of Grow's Certificate of Incorporation; (d) approval by the Board of Directors of Grow of either the purchase of shares pursuant to the offer or the merger, pursuant to New York Anti-Takeover Statute; (e) an agreement by Grow and its Board of Directors that upon consummation of the offer, the Board of Directors of Grow will be reconstituted such that the percentage of the Board represented by Sherwin-Williams' designees will be as nearly as practicable the same as the percentage of outstanding shares owned by SherwinWilliams, and in any event at least a majority of the Board; and, (f) modification of Grow's "poison pill" Rights Agreement.

          48. Sherwin-Williams hereby reaffirms its readiness to meet with Grow representatives to discuss Sherwin-Williams, tender offer and the terms of a merger.
                     IRREPARABLE INJURY TO SHERWIN-WILLIAMS
                     --------------------------------------

          49. Absent relief from this Court, ICI and Grow may succeed in causing a merger to be consummated that is less favorable to Grow's stockholders than an alternative transaction currently available, and one that is the product of the gross abuse of the fiduciary duties of the director defendants. Damages for these losses cannot readily be calculated and, in any event, could not compensate for the unique loss that would have been suffered by Sherwin-Williams.

          50. In addition to the harm Sherwin-Williams will encounter in its role as a competing bidder, Sherwin-Williams will also suffer irreparable harm as a shareholder of Grow. As a result of the Grow directors' breaches of their fiduciary duties, SherwinWilliams, like all other Grow shareholders, will not receive the best available price for its Grow shares.

                             FIRST CAUSE OF ACTION
                             ---------------------
                           (Breach of Fiduciary Duty
                          Against the Grow Directors)

          51. Sherwin-Williams repeats and realleges paragraphs 1 through [50] of this Complaint.

          52. Directors of a corporation are fiduciaries. They owe duties of care and loyalty to the corporation and its shareholders. When directors determine to put a corporation up for sale, their duty is to act in a fair and disinterested manner, placing the interest of the shareholders in receiving the best price for their shares above all other considerations.

          53. The director defendants have flagrantly disregarded their duties of care and loyalty by placing the interests of Grow management above those of Grow shareholders in selling the corporation. They have favored the lower ICI offer because that offer is favored by Grow management, and have attempted to deprive shareholders of their prerogative to choose a superior bid by refusing to remove the obstacles to Sherwin-Williams' bid, which is for all shares in cash at a higher price. As a result, Grow's shareholders and Sherwin-Williams are threatened with substantial and irreparable injury.

          54. The directors of Grow have breached their duties of care and loyalty by, among other actions:

          -- approving the Merger and Lockups without making any attempt to determine whether those agreements, as opposed to any other offer or potential offer for control of Grow, including Sherwin-Williams' proposal, were in the best interests of the Grow stockholders;

          -- approving a transaction designed to preclude any other proposal for acquisition of Grow, without determining or evaluating what other proposals were available;

          -- failing adequately to inform themselves of, or adequately to consider, potential transactions available to Grow before voting upon and approving the Merger and Lockups;

          -- failing adequately to inform themselves, or adequately to consider, the effect of the Merger and Lockups upon Grow's ability to obtain better offers and upon the interests of Grow's stockholders;

          -- even if the Corimon lock up option were justifiable (which it is not), failing properly to narrow and define the scope of that provision;

          -- failing adequately to inform themselves as to the probable illegality of several provisions of the Merger Agreement and the Option Agreement; and

          -- failing adequately to provide for the protection of Grow's remaining public stockholders if ICI completes its tender offer with insufficient shares to complete its proposed merger, as permitted under the Merger Agreement.

          55. Accordingly, the execution of the Merger and Option Agreements violated the Grow directors, fiduciary duties of loyalty and due care, and those agreements are thereby unenforceable.

          56. Plaintiff has no adequate remedy at law.

                            SECOND CAUSE OF ACTION
                            ----------------------
                           (Breach of Fiduciary Duty
                     Against Grow and the Grow Directors)

          57.  Plaintiff repeats and realleges the
allegations of paragraphs 1 through [561] of this Complaint.

          58. In agreeing to be acquired by ICI, Grow determined to cease its independent corporate existence. The nature of the ICI transaction is such that control of Grow would shift to ICI and its stockholders, and Grow stockholders, having exchanged their Grow shares for cash, would have no further interest in the merged entity and no other opportunity to obtain a premium for relinquishing their control of Grow. Because of these factors, before agreeing to the Lockups in the agreement with ICI which would impede all other offers the Board of Directors of Grow had a duty to determine if the bid made by ICI offered the best available price and other terms, and to make this decision after obtaining adequate current information about such matters as to the state of the acquisition market for its shares, and whether more valuable bids were actually or likely to be available.

          59. The fact that Sherwin-Williams made a proposal to acquire all of the stock of Grow on an all-cash basis the business day before the ICI transaction was announced, demonstrated that ICI's offer is inadequate, and that Grow's directors acted in breach of their duties by accepting it and allowing ICI to lock it up. The inadequacy of ICI's offer is confirmed by --Sherwin-Williams' tender offer to acquire all of the outstanding capital stock of Grow for a price of $19.50 per share in cash.

  Grow's swift acceptance of ICI's bid, without even engaging in discussions with Sherwin-Williams, demonstrates that Grow's directors failed to take steps to ensure that Grow's stockholders would receive the best possible transaction for their shares.

  Despite Grow's knowledge that Sherwin-Williams was a competing bidder for Grow, and Grow's lack of knowledge as to whether ICI's bid represented the best possible transaction, Grow entered into the Merger Agreement and Lockups with the purpose and intent of foreclosing or unreasonably burdening any higher bid (by Sherwin-Williams or anyone else). By entering into the Merger Agreement and Lockups without a proper base of knowledge and information to reasonably conclude that ICI's bid was the best available offer, and by impeding Sherwin-Williams' proposal by refusing to negotiate with Sherwin-Williams, Grow's directors breached their duties under applicable law, and the Merger Agreement and the Lockups are thereby unenforceable.

          60.  Plaintiff has no adequate remedy at law.

                             THIRD CAUSE OF ACTION
                             ---------------------
                       (Breach of Fiduciary Duty Against
                          Grow and the Grow Directors)

          61. Plaintiff repeats and realleges the allegations of paragraphs 1 through [60] of this Complaint.

          62. In considering the ICI merger, which involves a change in control, the Grow directors were required to act in accordance with their fiduciary duties of care and loyalty. Accordingly, they were required to act reasonably under the circumstances. In treating different bidders unequally in the ways stated above, the directors could comply with their duties only if their conduct was reasonably related to achieving the best price available to stockholders.

          63. Here there was no basis for a disinterested and well-motivated Grow director to conclude that, if the transaction contemplated in the Merger Agreement were to close, it would represent the best available alternative for Grow and its stockholders. There was and is no basis for a Grow director to conclude that the unequal treatment of Sherwin-Williams and ICI is or was reasonably related to achieving the best price available. The fact that no such basis existed is amply demonstrated by (among many other facts):

           -- the existence of Sherwin-Williams as a serious, bona fide bidder attempting to negotiate an alternative transaction, and Grow's refusal to attempt to determine (through good faith discussions) whether Sherwin-Williams would offer a transaction superior to ICI's;

           -- the nature, structure and massive size of the Lockups and the burden they place on competing bids;

           -- the fact that Grow and its directors made no effort to contact Sherwin-Williams about a possible transaction with Grow, even though Grow had been told of Sherwin-Williams's interest in such a transaction;

           -- the fact that Grow made no effort to see if Sherwin-Williams (or anyone else) would make a bid superior to ICI's;

           -- the fact that Grow nonetheless agreed to relinquish control of Grow; and

           -- Grow's continuing refusal to engage in discussions with Sherwin-Williams.

In view of these facts, the execution of the Merger and Lockup Agreements was a violation of the fiduciary duties of care and loyalty owed by the Grow directors, and those agreements are thereby unenforceable. For the same reasons, the other measures Grow has taken in treating Sherwin-Williams and ICI unequally, including with respect to the rights plan, supermajority provision and other structural defenses, are breaches of duty.

          64.  Plaintiff has no adequate remedy at law.

                             FOURTH CAUSE OF ACTION
                             ----------------------
                           (Breach of Fiduciary Duty
                      Against Grow and the Grow Directors)

          65. Plaintiff repeats and realleges paragraphs 1 through [641] of this Complaint.

          66. Grow's directors have at all items been under a fiduciary duty of disclosure to ensure that their statements to Grow stockholders are true and complete in all material respects and are not materially misleading. The Board of Directors of Grow has breached this duty by misleadingly stating that the offer and Merger "are fair to, and in the best interest of, the company's shareholders" when in fact it had no informed basis to make such a statement. Accordingly, approving the entry into the Merger and Option Agreements are breaches of fiduciary duties of the Grow directors, and those agreements are unenforceable.

          67.  Plaintiff has no adequate remedy at law.

                             FIFTH CAUSE OF ACTION
                             ---------------------
                           (Against Grow and ICI for
                           Violation of BCL (S) 912)

          68. Plaintiff repeats and realleges paragraphs 1 through [671] of this Complaint.

          69. New York Business Corporation Law (S) 912 prohibits the "beneficial owner" of 20% or more of the outstanding shares of a New York corporation from consummating a merger or other business combination with the corporation for five years following the date the shareholder became a 20% shareholder unless prior to that date the business combination or the
                   --------
shareholder's acquisition of stock was previously approved by the directors of the corporation. The same statute provides that a person becomes a "beneficial owner" of stock for this purpose when he "has any agreement, arrangement or understanding . . . for the purpose of acquiring, holding . . . or disposing" of that stock with the owner of that stock.

          70. ICI and Corimon entered into an "agreement, arrangement or understanding" whereby Corimon would grant ICI an irrevocable option to purchase the Corimon Shares on or prior to April 30, 1995, the date that the Grow directors approved the ICI Merger and the Option Agreement, and in any event before the time the Grow directors approved the Option Agreement or the ICI

Merger. Thus, under BCL (S) 912, the Merger between ICI and Grow cannot be consummated for five years.

          71. ICI and Grow have stated their intention, in the Merger Agreement and in their Tender Offer documents, to consummate the Merger "as soon as practicable" and, in any event, in less than five years, in violation of BCL (S) 912.

          72.  Plaintiff has no adequate remedy at law.

                             SIXTH CAUSE OF ACTION
                             ---------------------
                           (Breach of Fiduciary Duty
                   Against Grow and the Director Defendants)

          73. Plaintiff repeats and realleges paragraphs 1 through [72] of this Complaint.

          74. By entering into a Merger Agreement and proposed Merger that would violate BCL (S) 912 and therefore are unlawful, Grow and the director defendants have breached their fiduciary duty of due care.

          75. By failing to disclose to Grow's stockholders that the Merger Agreement and proposed Merger violate BCL (S) 912, Grow and the director defendants have breached their fiduciary duty of disclosure.

          76.  Plaintiff has no adequate remedy at law.

                            SEVENTH CAUSE OF ACTION
                            -----------------------
                       (Breach of Fiduciary Duty Against
                       Grow and the Director Defendants)

          77. Plaintiff repeats and realleges paragraphs 1 through [77] of this complaint.

          78. Grow and the Director Defendants breached their fiduciary duties described hereinabove and in plaintiff's First, Second, Third, and Fourth Causes of Action. Defendants approved entry of provisions in the Merger Agreement stating that Grow and its Board of Directors will take a series of actions to eliminate various legal impediments to ICI,s tender offer and merger, including amending its "poison pill" to proceed; requiring Grow to use its best efforts to secure stockholder approval for the Merger Agreement; reflecting Board of Director approvals required under the New York Anti-Takeover Statute and Grow's Certificate of Incorporation; and, providing that upon completion of ICI's tender offer ICI's representatives will become a majority of the Board of Directors of Grow.

                             EIGHTH CAUSE OF ACTION
                             ----------------------
                        (Against Defendants ICI and GDEN
                        For Aiding and Abetting Breaches
                               of Fiduciary Duty)

          79. Plaintiff repeats and realleges paragraphs I through [78] of this Complaint.

          80. Defendants ICI and GDEN knowingly aided and abetted Grow's directors in the breach of their duties described hereinabove and in plaintiff's First, Second, Third, Fourth and Seventh Claims for Relief. ICI had knowledge of the fact that other bidders were potentially interested in making a higher bid for Grow, and had the intention to block or forestall such offers. ICI and GDEN accordingly aided and abetted the Grow defendants in structuring a transaction that it knew was unrea-sonable, and in breach of the duties of Grow's officers and directors, in that the Lockups would either result in ICI acquiring Grow at a bargain-basement price (if the Lockups successfully prevented other bids from emerging) or (if higher bids did prevail) give ICI an enormous financial windfall for having done nothing more than agree to buy Grow at a giveaway price and in any event deter competing bidders from paying Grow's shareholders a higher price. The Merger and Option Agreements are accordingly unenforceable.

          81.  Plaintiff has no adequate remedy at law.

          WHEREFORE, Plaintiff Sherwin-Williams respectfully requests that this
Court:

          A. Declare and decree that the Merger Agreement is unlawful and was entered into in breach of the fiduciary duties of the Grow directors;

          B. Declare and decree that the Option Agreement is unlawful and was approved in breach of the fiduciary duties of the Grow directors.

          C. Enjoin, temporarily, preliminarily and permanently, any steps to carry out, implement, or effectuate the Merger Agreement, or to modify or replace the Merger Agreement or to consummate the ICI Merger, unless and until
(i) the Lockups are either invalidated or waived by ICI, (ii) the other impediments to Sherwin-Williams, proposals (such as the Grow "poison pill" rights plan, supermajority provisions and other structural defenses) are invalidated, made inapplicable, or waived, and

(iii) Corimon is permitted to sell without limitation to the bidder of its choice;

          D. Declare and decree the Lockups are unlawful and were entered into in breach of the fiduciary duties of the Grow directors;

          E. Enjoin, temporarily, preliminarily and permanently, the exercise of the Lockups or any payment of money pursuant to the terms of the Lockups;

          F. Declare and decree that Grow's refusal to negotiate in good faith with Sherwin-Williams toward the execution of a merger agreement with Sherwin-Williams is a breach of the fiduciary duties of the Grow directors, and declare and decree that any action taken or to be taken by Grow with the intent or effect of impeding the acceptance of a better offer than ICI's is a breach of the fiduciary duties of the directors of Grow;

          G. Enjoin, temporarily, preliminarily and permanently, any action taken or to be taken by Grow with the intent or effect of impeding the operation of market forces in an open bidding contest for the acquisition of Grow;

          H. Require Grow and the director defendants to take all steps necessary to provide Sherwin-Williams a fair and equal opportunity to acquire Grow, including furnishing to SherwinWilliams the same information and access to information as was provided to ICI;

          I. Declare and decree that any rights purportedly acquired by ICI in the Merger Agreement or Option Agreement were procured by aiding and abetting a breach of fiduciary duty, and that the Merger Agreement and Option Agreement are null and void and of no further effect;

          J. Enjoin, temporarily, preliminarily and permanently, any further conduct by ICI intended to cause, or having the effect of causing, Grow to forego the opportunity to enter into an economically more favorable transaction than the Merger Agreement;

          K. To the extent that the ICI Merger or the Lockups are performed or consummated prior to the entry of this Court's final judgment, rescind such transaction or transactions and declare and decree such transaction or transactions to be null and void;

          L. If the ICI Merger or Lockups are performed or consummated prior to the entry of this Court's final judgment, award plaintiff damages in an amount to be determined at trial;

          M. Award plaintiff the costs and disbursements of this action, including reasonable attorneys, fees; and

          N. Grant such other and further relief as the Court may deem just and proper.

Dated:    New York, New York
          May 8, 1995


                                    ROGERS & WELLS
                                    200 Park Avenue
                                    New York, NY  10166
                                    (212) 878-8000

                                    Attorneys for Plaintiff
                                    The Sherwin-Williams Company